GROOVE BOTANICALS INC.

310 Fourth Avenue South, Suite 7000

Minneapolis, MN 55415

July 25, 2023

VIA EDGAR UPLOAD

Michael Purcell

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Groove Botanicals Inc. Registration Statement on Form 10-12G Filed June 16, 2023 File No. 000-23476

To The Division:

This letter responds to comments of the staff of the United States Securities and Exchange Commission (the “Commission”) in response to your correspondence of January 19, 2023. Groove Botanicals Inc. (the “Company”) requests qualification of its above-referenced offering statement. In so doing, the Company acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the specific items set forth in your correspondence of January 19, 2023, the Company responds as follows:

Registration Statement on Form 10-12G

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial

Disclosure, page 17

1.	We note your disclosure that there were no changes in and disagreements with accountants on accounting and financial disclosure. However, it appears you changed independent registered accountants during your most recent fiscal year. Specifically, we note your current auditor is B F Borgers, CPA, PC and that firm issued an audit opinion on your financial statements for the years ended March 31, 2023 and 2022. However, in your Form 10 filed April 13, 2023, your auditor was TADD LLP and in their report, dated April 12, 2023 they opined on your financial statements for the years ended March 31, 2022 and 2021. Revise your filing to provide the information required by Items 304(a)(1), (2) and (3) and 304(b) of Regulation S-K regarding the change in accountants. File the letter from your former accountant indicating whether it agrees with the statements you made in response to Item 304(a) and, if not, stating the respects in which it does not agree, as an exhibit to your registration statement.

Response:

In response to your comment labeled "1." in your letter dated July 6, 2023, regarding the company’s change in independent registered accountants. We understand your comment to be referring to our responsibilities under Item 304(a)(1), (2), and (3) and 304(b) of Regulation S-K. We respectfully submit that these provisions do not apply in our circumstances due to the following:

Item 304 of Regulation S-K mandates disclosure about changes in and disagreements with accountants on accounting and financial disclosure under specific circumstances. It presumes a situation where an independent auditor has issued a report on a company's financials and where there was a subsequent disagreement or reportable event.

In our case, TAAD LLP was engaged as our auditor, but they did not complete an audit nor issue any report. The engagement ended due to the Company's decision to change auditors, but this termination occurred without any disagreement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Therefore, no "disagreement" as contemplated by the regulation ever took place.

Furthermore, there was no "reportable event" as defined in Item 304(a)(1)(v) during the two fiscal years prior to the date of dismissal or in any subsequent interim period before engaging B F Borgers, CPA, PC. The prior auditor was dismissed before they could complete any audit, so the situation is not analogous to the circumstances contemplated by the regulation.

Given the absence of a disagreement or a reportable event as defined by the regulation, we believe we have complied with the reporting requirements of Item 304 of Regulation S-K. We understand and appreciate the Commission's commitment to ensuring accurate and comprehensive disclosure, but in this case, we respectfully submit that the provisions of Item 304 do not apply.

Financial Statements

Notes to Financial Statements, page 23

2.	We note the heading applicable to the notes to your financial statements labels such financial statement notes as being unaudited and as pertaining only to the year ended March 31, 2023. Revise this heading to indicate that the notes to your financial statements are for the years ended March 31, 2023 and 2022 and remove the label that indicates such notes are unaudited.

Response:

See edits made directly in the form.

Note 1 - Organization and Operations, page 23

3.	We note you disclose that the Company is a Nevada corporation which is a publicly quoted independent oil and gas producer, however, you have no oil and gas assets reflected on your balance sheet and no revenues from oil and gas producing activities. It appears you should revise this note to provide more informative disclosure about when the Company was organized and the various changes in its name and domicile along with the nature of its current operations.

Response:

See edits made directly in the form.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation, page 23

4.	You disclose that the accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP for unaudited financial information and do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. You also disclose that the unaudited consolidated balance sheet as of March 31, 2023 was derived from your unaudited consolidated financial statements at that date. However, we note that your financial statements for the years ended March 31, 2023 and 2022 appear to be covered by an audit opinion. You are required to provide complete audited financial statements, including all of the information and footnotes required by U.S. GAAP, for your two most recent fiscal years. Please revise or advise.

Response:

See edits made directly in the form reverting to “unaudited.”

Note 7 - Convertible Notes Payable, page 27

5.	You disclose that you settled $40,000 of convertible promissory notes issued in March 2021 and $60,000 of convertible promissory notes issued in March 2022, subsequent to March 31, 2023, and that the details of these settlements can be found in Note 13. However, there is no Note 13 to your financial statements and Note 12 – Subsequent Events on page 31 does not include any details about these events. Revise the notes to your financial statements to provide details about the settlement of this debt Exhibits

Response:

See edits made directly in the form.

6.	Please furnish all exhibits required by Item 601 of Regulation S-K. See Item 15(b) of Form 10. For example, please file your Exhibit 3.1 Articles of Incorporation, Exhibit 3.2 Bylaws, and Exhibit 4.1 Instruments Defining the Rights of Securities Holders.

Response:

See added exhibits.

Sincerely,

Groove Botanicals Inc.,

By: /s/ Kent Rodriguez, President.